EARLYBIRDCAPITAL, INC.
366 Madison Avenue | 8th Floor
New York, NY 10017

September 25, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:	DT Asia Investments Limited (the "Company") Registration Statement on Form S-1 (File No. 333-197187) ( the "Registration Statement")

Dear Mr. Reynolds:

In connection with the Registration Statement on Form S-1 of DT Asia Investments Limited, the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 P.M., Monday, September 29, 2014 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours, EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine Title: CEO